GREAT NORTHERN IRON ORE PROPERTIES
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, MN 55101-1361
(651) 224-2385
FAX (651) 224-2387

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

May 3, 2005

Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Stop 04-05
Washington, DC 20549-0405

Re:	Great Northern Iron Ore Properties ("Trust")
SEC Comment Letter dated April 14, 2005, pertaining to the
Trust's Form 10-K, filed February 25, 2005, File No. 001-00701

Dear Mr. Schwall:

We received, via fax, your comment letter dated April 14, 2005, requesting supplemental information regarding certain matters contained within our Form 10-K, as referenced above. On May 3, 2005, we received the same letter in the U.S. Mail which was postmarked April 28, 2005. Following are your comments and our responses:

SEC Comment:
Business, page 2
1.      You disclose that your lands contain taconite capable of yielding approximately 332 million tons of iron ore pellets. Supplementally provide:
         •      The basis for this estimate; and any supporting documents you have.

Great Northern Iron Ore Properties Response:
The basis for the estimate of magnetic taconite reserves for our leased lands is determined from a combination of sources. Our mining engineers estimate reserves by reviewing and utilizing lessee analyses including diamond drilling results (supporting documents deemed confidential) that include total iron, magnetic iron, silica and weight recovery of the taconite. The approximate 332 million pellet ton iron ore (taconite) reserve is the aggregate of reserves from a number of leased properties, with those reserves originally established upon the lease execution – in some cases 40-plus years ago. Annually (and more frequently if necessary), our mining engineers reassess the

Securities and Exchange Commission Page 2 of 4	May 3, 2005

properties for any reserve changes (matters that need revision due to additional diamond drilling results). Usually these types of changes are relatively minor and infrequent. The primary changes to the overall reserve estimate are the addition of any new leased properties, the deletion of any terminated leased properties and the reduction from the reserves to reflect current year shipments.

SEC Comment:
•	A map that indicates the location and boundaries of all of the lands in which you hold an interest, and their relationship to the operating mines that are currently paying royalties.

Great Northern Iron Ore Properties Response:
Enclosed is a detailed map which identifies the Trust’s properties, along with the location of the mining companies and other pertinent landmarks.

SEC Comment:
•	A brief description of the mining operations that mine the land you obtain royalties from, including discussion of the extent that these mines operate off of your lands, and what percentage of the mine production has come from your lands for the past several years.

Great Northern Iron Ore Properties Response:
There are six taconite mining operations on the iron range in northern Minnesota. The Trust does business with three of them, those being (1) US Steel — Minntac, (2) US Steel — Keewatin Taconite (Keetac) and (3) Cleveland Cliffs Inc. (CCI) — Hibbing Taconite Company (Hibtac). These operations have multiple leases with many different land owners, as well as hold their own fee interests. Accordingly, they maintain significant freedom to move from property to property as mining requirements dictate. These requirements include orderly mine development and ore grading parameters to ensure a proper ore blend to produce a quality pellet.

The Trust’s taconite pellet production (also known as shipments) for the past several years, as a percentage of the mine pellet production (as reported by the mining operations to the State of Minnesota — Department of Revenue for production tax purposes) for the above three listed operations, is as follows:

(1) US Steel - Minntac	Total Production	Trust Production	Percentage
Year 2004	14,327,728	4,958,405	35%
Year 2003	13,231,018	6,153,688	47%
Year 2002	13,794,178	3,791,949	27%

(2) US Steel - Keetac	Total Production	Trust Production	Percentage
Year 2004	5,343,915	425,839	8%
Year 2003	4,376,891	80,183	2%
Year 2002	5,463,637	92,353	2%

Securities and Exchange Commission Page 3 of 4	May 3, 2005

(3) Cleveland Cliffs - Hibtac	Total Production	Trust Production	Percentage
Year 2004	8,101,948	3,782,956	47%
Year 2003	7,769,999	3,538,467	46%
Year 2002	7,408,541	3,210,144	43%

SEC Comment:
Exhibit 13
Critical Accounting Policies, page 4
2.      We note under your Critical Accounting Policies disclosure that tonnage extracted is agreed upon between Trust and lessee engineers based on various engineering methods. Supplementally provide documentation of this process and what is involved.

Great Northern Iron Ore Properties Response:
Our engineers regularly conduct inspections at the mines, reviewing and assessing data. Methods and parameters used to determine ore mined from the properties, which are deemed to be “good mining practices” on the Mesabi Iron Range, primarily include: truck count based on locations of shovels/loaders that mine (extract) the ore, which truck counts are then applied to a truck load factor (tons per truck) that is established using State of Minnesota certified ore scales, volumetric estimates (surveying), blast pattern volumetric analysis and weight recovery analysis (plant crude/pellet conversion percentages).

Truck counts and truck load factors are relatively self-explanatory. Daily counts of loaded trucks from the various fee holdings are prepared by the lessee by shift for our review and analysis. Volumetric estimates involve surveying and estimation by all the fee owners and the mine operations’ engineers to agree upon a “volume” of ore that was removed from each of the fee properties. Ore scales weigh crude ore removed from the mines. Pursuant to the standards established by State of Minnesota – Weights & Measures, these scales are frequently tested for accuracy by staff from the mine operations, the State of Minnesota, Great Northern Iron Ore Properties and other fee owners. Blast pattern volumetric analysis is primarily estimation from drill-hole data assays. Weight recovery analysis includes either overall plant weight recovery or specific property (reserve) weight recovery, the results of which are used to determine pellet production from the properties.

Due to the variety of engineering methods used by our lessees, we do not have readily accessible documentation that conveniently summarizes these methods to determine the tonnage extracted. We do hope, however, that the explanations described above of the types of engineering methods used to determine tonnage extracted are adequate for understanding our disclosure.

_________________

In conclusion, we hope the above supplemental information satisfactorily answers your inquiries pertaining to certain disclosures contained in our December 31, 2004, Form 10-K filing. We also acknowledge, as you require, that we are responsible for the

Securities and Exchange Commission Page 4 of 4	May 3, 2005

adequacy and accuracy of the disclosure in the Form 10-K filing, that your staff comments or changes to disclosure, if any, in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Thank you.

Yours very truly,

/s/ Thomas A. Janochoski

Vice President & Secretary
Chief Financial Officer

enclosure (mailed via U.S. Mail only)

c:	Joseph S. Micallef, President and Chief Executive Officer
Roger W. Staehle
Robert A. Stein
John H. Roe III
Sue Ann Nelson, Fredrikson & Byron
Robert K. Ranum, Fredrikson & Byron
Thomas C. Henderson, Ernst & Young LLP